NEWS RELEASE

WEALTH ACQUIRES ADDITIONAL PROPERTY IN ARGENTINA

June 13, 2006

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce the acquisition, by direct purchase, of the Diamante-Los Patos property which straddles the border of Salta and Catamarca provinces in north-western Argentina.  Total consideration is the issuance of 100,000 common shares in the capital stock of the Company.

The property consists of four exploration licences (cateos) totalling 30,000 hectares and is located in the Puna region, approximately 175 kilometres southwest of the city of Salta.  The property is accessible by road from Salta via the villages of San Antonio de los Cobres and Pocitos, a distance of approximately 300 kilometres.

Anomalous radioactivity was noted by Wealth consultants while following up anomalous uranium geochemistry in the area.  Subsequent prospecting delineated large areas with radioactivity at several times background (as measured by a scintillometer).  Sampling of these areas on a reconnaissance basis located local areas of anomalous radioactivity with visible yellow and yellow-green uranium minerals.

A total of 83 samples were collected from shallow pits in two main areas, which measured 2.5 by 1.5 kilometres and 3.0 by 1.0 kilometres, respectively.  Values ranged from less than 10 ppm to 33,412 ppm (3.34%) uranium (U).  Of the 83 samples submitted for assay, 57 returned values greater than 100 ppm U, 35 returned values greater than 400 ppm U, 14 returned values greater than 1,000 ppm (0.1% or 2 lbs/t) U and 8 returned values greater than 10,000 ppm (1% or 20 lbs/t) U.

From the limited work completed thus far, the newly discovered mineralization appears to fit the characteristics of a surficial or calcrete type setting similar to the Yeelirrie deposit in western Australia.  The Yeelirrie deposit reportedly measures 9 kilometres long, 0.5 to 1.5 kilometres wide and 1 to 15 metres thick, and contains 52,500 mt U3O8.  The mineralization at Diamante-Los Patos appears to be hosted in poorly consolidated or unconsolidated alluvium.  It is found in a relatively flat, playa-type area with very little outcrop, and so little is known of the third dimension.

Extensive exploration will be necessary to completely evaluate the potential of this new discovery.  The Company expects to begin such exploration in October of this year when weather conditions in the Puna area of Argentina are more favourable.

James M. Dawson, P.Eng., a qualified person under N.I. 43-101, is responsible for supervising the Company's Argentine uranium exploration activities and has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Wealth Minerals Ltd. is a mineral exploration company with 16.0 million shares issued and outstanding, approximately CAD 2.0 million in the treasury and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Jerry Pogue”

Director

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com